SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                Amendment No. 20
                                       to
                                  SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                              Hills Stores Company
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                431692102
                                 (CUSIP Number)



                              David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                  (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 March 19, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box: /_/


Check the following box if a fee is being paid with this statement: /_/

                               Page 1 of 13 pages

                                  SCHEDULE 13D

CUSIP No.  431692102                           Page 2 of 13 Pages


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                       13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /-/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF         8)   SHARED VOTING POWER
     SHARES          758,456 (See Item 5)
     BENEFICIALLY
     OWNED BY   9)   SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 758,456 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         758,456 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                            /-/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.7% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  431692102                           Page 3 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN FOCUS FUND L.P.   13-3746015


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)       SOURCE OF FUNDS

                WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /-/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF            8) SHARED VOTING POWER
     SHARES           86,095 (See Item 5)
     BENEFICIALLY
     OWNED BY      9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 86,095 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     86,095 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /-/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .9% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  431692102                           Page 4 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

            WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /-/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

7)   SOLE VOTING POWER
                 Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             364,619 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 364,619 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     364,619 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                 /-/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.7% (See Item 5)

14)  TYPE OF REPORTING PERSON
           CO

                                  SCHEDULE 13D
CUSIP No.  431692102                           Page 5 of 13 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS, L.P.    13-3544838

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

           AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                            /-/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

7)  SOLE VOTING POWER
                      Not Applicable
    NUMBER
    OF            8)  SHARED VOTING POWER
    SHARES            844,551 (See Item 5)
    BENEFICIALLY
    OWNED BY      9)  SOLE DISPOSITIVE POWER
    EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 844,551 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    844,551 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                            /-/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.5% (See Item 5)

14) TYPE OF REPORTING PERSON
           PN

                                  SCHEDULE 13D

CUSIP No.  431692102                           Page 6 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS INC.     13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) /_/
                                          (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /-/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                        Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            1,209,170 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 1,209,170 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,209,170 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /-/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
            CO

                                  SCHEDULE 13D

CUSIP No.  431692102                           Page 7 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) /_/
                                                (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /-/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

7)   SOLE VOTING POWER
                          Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             1,209,170 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 1,209,170 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,209,170 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /-/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
            IN

                        Amendment No. 20 to Schedule 13D

          This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994, August 30,
1994,  September 21, 1994, September 26, 1994, February 23, 1995, March 7, 1995,
April 27, 1995,  May 4, 1995,  May 5, 1995,  May 12, 1995, May 17, 1995, May 24,
1995,  June 6,  1995,  June 13,  1995,  June 15,  1995  and July 20,  1995  (the
"Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 20, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 2 of the Schedule 13D, "Identity and Background," is hereby amended as follows:

     "Schedule I to the Schedule 13D is hereby replaced in its entirety by the Schedule I annexed hereto."


II. Item 4 of the Schedule 13D, "Purpose of the Transaction," is amended by adding the following:

     "In June 1995, Dickstein Inc. successfully conducted a proxy contest for election of its nominees to the Board of Directors of the Company. Mark Dickstein, the President of Dickstein Inc., and Alan Cooper, a Vice President of Dickstein Inc., currently serve on the board of directors of the Company. The Company has agreed to file a registration statement pursuant to the Securities Act of 1933 covering the Common Stock owned by the Reporting Persons."


III. Item 5(a) and 5(c) of the Schedule 13D, "Interest in Securities of the Issuer," are amended and restated in their entirety by the following:

    "(a) The Reporting Persons beneficially own an aggregate of 1,209,170 shares of Common Stock representing approximately 12.2% of the shares of Common Stock outstanding. Dickstein & Co. owns 758,456 of such shares, representing approximately 7.7% of the shares of Common Stock outstanding. Dickstein Focus owns 86,095 of such shares, representing approximately .9% of the shares of Common Stock outstanding. Dickstein International owns 364,619 of such shares, representing approximately 3.7% of the shares of Common Stock outstanding. The foregoing percentages are based upon 9,913,202 shares of Common Stock outstanding as of January 31, 1996 as reported to the Reporting Persons by the Company's General Counsel. Upon the resolution of all pre-petiton claims pursuant to the Company's Plan of Reorganization (see Item 3), the Reporting Persons may be entitled to receive additional shares of Common Stock and Preferred Stock pursuant to such Plan of Reorganization.

     Mark Kaufman, a Vice President of Dickstein Inc., owns 2,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock. Mr. Kaufman possesses sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by him.

     (c) Except as set forth on Schedule II hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  March 21, 1996

                              DICKSTEIN & CO., L.P.

                             By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                                 /s/ Alan Cooper
                                ----------------
                                Name: Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                                 /s/ Alan Cooper
                                ----------------
                                Name: Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein Focus Fund L.P.

                                 /s/ Alan Cooper
                                ----------------
                                Name: Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                                 Partners, L.P.

                                 /s/ Alan Cooper
                                ----------------
                                Name: Alan Cooper

                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                                 /s/ Alan Cooper
                                ----------------
                                Name: Alan Cooper


                               /s/ Mark Dickstein
                               -----------------
                             Name:   Mark Dickstein

                                   SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS


                  The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. are set forth below. The principal business address of each of the sole director and the officers of Dickstein Inc. named below is c/o Dickstein Partners, Inc., 9 West 57th St., New York, New York 10019.

                             Dickstein Partners Inc.

Name and                      Present Principal
Positions Held                Occupation or Employment

Mark Dickstein                President and Sole Director of Dickstein Inc.
President and
Sole Director

Alan S. Cooper                Vice President and General Counsel of
Vice President                Dickstein Inc.
and General
Counsel

Steven Cornick                Vice President of Dickstein Inc.
Vice President

Edward Farr                   Vice President of Dickstein Inc.
Vice President

Mark Kaufman                  Vice President of Dickstein Inc.
Vice President

Arthur Wrubel                 Vice President of Dickstein Inc.
Vice President

                                                                     Schedule II

                             TRANSACTIONS IN COMMON
                                    STOCK OF
                              HILLS STORES COMPANY


Shares Sold by Dickstein & Co., L.P.


           Number of
             Shares       Price Per                     Total
Date           Sold        Share      Commission       Proceeds

3/15/96       82,000        11.500       4,966.44      938,033.56
3/19/96       56,600        12.500       3,444.58      704,055.42



Shares Sold by Dickstein Focus Fund, L.P.


           Number of
             Shares       Price Per                     Total
Date           Sold        Share      Commission       Proceeds

3/15/96       15,000        11.500         920.75      171,579.25
3/19/96        9,400        12.500         592.92      116,907.08

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